Mail Stop 4561

December 1, 2008

Paul D. Rutkowski
Chief Financial Officer
Polonia Bancorp
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, PA 19006

> **RE:**   **Polonia Bancorp**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-52267**

Dear Mr. Rutkowski,

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief